Exhibit 12

Healthcare Realty Trust Incorporated
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	Nine Months Ended September 30, 2017				Year Ended December 31,
	Pro-Forma (1)		Actual		2016		2015		2014		2013 (2)(3)		2012 (2)(4)
Earnings
Consolidated pretax income (loss) from continuing operations	72,372		60,247		85,756		58,836		33,979		(13,092)		(892)
Fixed charges	32,851		44,976		60,497		67,457		74,036		75,160		81,512
Capitalized interest	(681)		(681)		(1,258)		(239)		—		(183)		(5,021)
Total Earnings	104,542		104,542		144,995		126,054		108,015		61,885		75,599
Fixed charges
Interest expense	30,569		42,694		57,351		65,534		72,413		73,511		75,053
Estimated interest in rental expense	1,601		1,601		1,888		1,684		1,623		1,466		1,438
Capitalized interest	681		681		1,258		239		—		183		5,021
Total Fixed Charges	32,851		44,976		60,497		67,457		74,036		75,160		81,512
Ratio of Earnings to Fixed Charges	3.18	x	2.32	x	2.40	x	1.87	x	1.46	x	0.82	x	0.93	x

_________

(1)
The ratio of earnings to fixed charges for the nine months ended September 30, 2017 has been adjusted on a pro forma basis to give effect to the offer and sale of the notes offered hereby and the use of the net proceeds to redeem the senior notes due 2021.

(2)	The ratio of earnings to fixed charges for each of the years ended December 31, 2013 and 2012 has been restated to conform to the presentation for the year ended December 31, 2014.

(3)	For the year ended December 31, 2013, earnings from continuing operations were insufficient to cover fixed charges by $13.3 million.

(4)	For the year ended December 31, 2012, earnings from continuing operations were insufficient to cover fixed charges by $5.9 million.